Suite 900 1331 NW Lovejoy Street Portland, OR 97209-3280 503-226-1191 Fax 503-226-0079 www.aterwynne.com Gregory E. Struxness Direct Dial: 503-226-8449 E-Mail: ges@aterwynne.com

February 27, 2017

VIA EDGAR

Kim McManus

Senior Counsel

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Iron Bridge Mortgage Fund LLC
Draft Offering Statement on Form 1-A
Submitted September 28, 2016
CIK No. 0001462371

Dear Ms. McManus:

On behalf of Iron Bridge Mortgage Fund LLC (the “Company”), we respond as follows to the Staff’s comment letter, dated October 26, 2016, relating to the above-captioned Draft Offering Statement on Form 1-A (the “Offering Statement”). The Company’s revisions to the Offering Statement as described in this letter are reflected in Amendment No. 1 to the Offering Statement filed with the SEC on the date hereof.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided our response to each comment immediately thereafter.

General

1.	Please revise to include updated financial statements pursuant to Part F/S of Form 1-A.

The Company has revised the Offering Statement to include updated financial statements pursuant to Part F/S of Form 1-A.

2.	Please ensure that the consent of the independent accountant is properly signed and dated prior to requesting qualification.

The Company will ensure that the consent of the independent accountant is properly signed and dated prior to requesting qualification.

GROWTH-MINDED LAW

February 27, 2017

The Notes, page 2

3.	We note that a Senior Noteholder may demand payment of its Senior Notes at any time after the first five months following the Issue Date. Please revise to clarify whether a Senior Noteholder may demand payment of its Senior Notes upon receipt of a Rate Change Notice and before the new interest rate has taken effect.

The Company has changed the terms of the Senior Notes such that the Senior Noteholders may make a demand for payment at any time without regard to the date of issuance of the Note. The Offering Statement has been revised accordingly.

4.	It appears that you intend to offer Senior Notes with different terms such that all information investors would need to make an investment decision would not be included in the offering statement at the time of its qualification. In this regard, the interest rate applicable to the Senior Notes may not be determined until a future point in time, after qualification. In addition, the maturity date of the Senior Notes appears to vary, depending on when a Senior Noteholder demands payment, but is also limited based on the purchase date, such that the terms of the Senior Notes are not fully established at qualification. Further, we note your disclosure that “any Senior Noteholder may waive or modify the application of any provision of a Senior Noteholder agreement with respect to his own Senior Note, with the consent of the Manager,” which may result in the terms of the Senior Notes being established subsequent to qualification and varying among different Senior Noteholders. Accordingly, it appears that you intend to conduct the offering on a delayed basis. Please tell us if you intend to rely on Rule 251(d)(3)(i)(F), and if so, tell us why you believe this should be considered a continuous offering in light of the factors noted above. We may have further comments.

The Staff has noted that, pursuant to the terms of the Senior Notes, the Company will have the ability to change the interest rate payable on the Senior Notes after the qualification date of the Offering Statement. The Staff has also noted that, pursuant to the terms of the Senior Notes, the Senior Notes do not have a maturity date that will be fixed as of the qualification date of the Offering Statement. The Staff suggests that, as a result of these provisions, the Offering Statement will not, at the time of its qualification, include all of the information that investors require to make an investment decision. For the reasons set forth below, the Company believes that all material information regarding the Senior Notes that investors would need to make an investment decision will be included in the Offering Statement at the time of its qualification and that at that time, and at the time of the offer and sale of the Senior Notes, the Senior Notes will all have identical terms.

With respect to the Company’s ability to change the interest rate payable on the Senior Notes, the Company believes that all material information regarding the interest rate payable on the Senior Notes will be included in the Offering Statement at the time of its qualification. The

February 27, 2017

initial interest rate will be disclosed at the time the Offering Statement is qualified. All material facts relating to the Company’s ability to change the interest rate on the Senior Notes will also be fully disclosed in the Offering Statement at the time of qualification, including the limitations on the frequency and magnitude of any rate change and the notice requirements and other procedures that will be applicable to any change in the interest rate. Any interest rate change adopted by the Company will be applicable to all then-outstanding Senior Notes as well as to newly issued Senior Notes offered in the continuous offering. Accordingly, there should be no circumstance under which the outstanding Senior Notes will have different interest rates. The Company intends that any interest rate change will be implemented simultaneously with respect to outstanding Senior Notes and newly issued Senior Notes. The Company intends to disclose the interest rate change to existing Noteholders using the procedures described in the Offering Statement, including the 90 day advance notice requirement. The Company will notify prospective new investors of the pending interest rate change by way of an offering circular supplement or a post-qualification amendment to the Offering Statement.

With respect to the maturity date of the Senior Notes, although the Senior Notes do not have a fixed term or specified maturity date, all information that is material to a determination of the maturity date will be fully disclosed in the Offering Statement at the time of its qualification. The most important factor in determining the maturity date of the Senior Notes will be completely within the control of the investor – the date on which the investor chooses to give the Company notice of demand for payment. Because the Senior Notes are essentially payable on demand, it is not possible to determine or disclose a specified maturity date at the time the Senior Notes are offered or sold. The other factors that are material to a determination of the maturity date are limited in nature and are also fully disclosed. First, the Senior Notes provide that 30 day notice of a demand for payment is required. Second, the Senior Notes provide that the Manager may extend the Maturity Date by up to three months, and that the Manager may extend the maturity date under certain circumstances involving payments at times when aggregate payment demands exceed certain specified amounts.

Amendment No. 1 to the Company’s draft Offering Statement, which is filed herewith, reflects certain changes in the terms of the Senior Notes and certain changes in the disclosures set forth in the Company’s initial draft Offering Statement that were the subject of the Staff’s comments. Such changes include (i) the elimination of the six month holding period requirement before a demand for payment or change in interest rate can be made; (ii) the deletion of disclosure regarding the ability of Noteholders to waive or modify the application of provisions of the Senior Note purchase agreement with the consent of the Manager; and (iii) the enhancement of disclosures regarding the Company’s ability to change the interest rate payable on the Senior Notes and delay repayment of the Senior Notes under certain circumstances.

Although the terms of the Senior Notes continue to permit the Company to make changes in the interest rate payable on the Senior Notes, subject to certain notice requirements and limitations on the amount of the change, and continue to permit the holders of the Senior Notes to determine the maturity date of their notes, subject to the ability of the Manager to delay

February 27, 2017

repayment under certain circumstances, the applicable terms and conditions of the Company’s ability to change the interest rate on the Senior Notes and the terms and conditions that will determine the maturity date will be fully disclosed in the Offering Statement at the time of qualification. Accordingly, the Company believes that each investor who purchases Senior Notes will have all information material to the investment decision, and will fully understand that the Senior Notes are adjustable rate notes that are payable upon demand, subject to certain limitations. The Company further believes that, as a result of the foregoing, the offering will not be conducted on a “delayed” basis, but will be conducted as a continuous offering which may be made in reliance on the provisions Rule 251(d)(3)(i)(F).

5.	We note that you may change the interest rate applicable to the Senior Notes at any time with advance written notice to each Senior Noteholder, and that “the Interest Rate change is applied to all Senior Notes outstanding.” Please revise your disclosure to clarify whether the new interest rate will apply to newly issued Senior Notes as well and, if so, how you plan to notify new investors of the new interest rate. Additionally, we note that an interest rate change will not take effect with respect to any given Senior Note for the first six months following the issue date of that note. Please advise us whether these policies could result in outstanding Senior Notes being subject to different interest rates for a period of time, depending on their respective issue dates. Finally, in light of your ability to change the interest rate applicable to the Senior Notes at any time, please explain how this offering will comply with Section 5 of the Securities Act. In your response, please address the effect of an interest rate change on outstanding Senior Notes. We may have further comments.

As requested by the Staff, the Company has revised the disclosure to make it clear that any change in the interest rate payable on the Senior Notes will apply to all newly issued Senior Notes as well as all Senior Notes outstanding on the effective date of the interest rate adjustment. The Company has also revised the terms of the Senior Notes such that any interest rate change will apply to all outstanding Senior Notes without regard to the date of issuance of such Senior Notes. Accordingly, there should be no circumstance under which the outstanding Senior Notes will have different interest rates.

The Company will follow the procedures outlined below to disclose and effect a change in the interest rate payable on outstanding Senior Notes and with respect to the offer and sale of Senior Notes that will be issued after the effective date of an interest rate change. On the date that the Company delivers an interest rate change notice to the holders of the outstanding Senior Notes, the Company will file with the SEC an offering circular supplement (the “Supplement”) that discloses the pending interest rate change to prospective investors. This Supplement will be distributed with each offering circular thereafter distributed to prospective investors. The Company will also file a Current Report on Form 1-U to disclose the pending interest rate change and disclose the interest rate change in annual and semiannual reports, if applicable. The Supplement will state that the interest rate payable on all Senior Notes sold during the pendency of the interest rate adjustment will change on the effective date of the interest rate change.

February 27, 2017

Before the effective date of the pending interest rate change, the Company will file with the SEC a post-qualification amendment to the Offering Statement (the “Amendment”). The Company will request qualification of the Amendment on or before the effective date of the interest rate change. The Amendment will cover Senior Notes with the new interest rate and will be distributed with the Offering Circular beginning on the qualification date. On the effective date of the new interest rate, the interest rate payable on all outstanding and newly issued notes will be at the new interest rate. The interest rate adjustment on outstanding Senior Notes will be effected as an accounting adjustment in the accounts of the holders of outstanding Senior Notes. The Company will not issue new or replacement Senior Notes to the holders of outstanding Senior Notes. The Company believes that the change in interest rates on the outstanding Senior Notes represents a modification in the payment terms of the Senior Notes made in accordance with the terms of the Senior Notes and the disclosure included in the Offering Statement at the time of its qualification, and does not constitute a new investment decision or the sale of a new security that would be subject to further registration requirements under Section 5 of the Securities Act.

Risk Factors, page 5

6.	We note that your failure to pay interest or principal on the Senior Notes when due will be deemed an Event of Default. We further note that under these circumstances all unpaid principal and accrued interest, if any, will become immediately due and payable at the option of holders of a Majority of Interest. Please revise your disclosure in this section to address with specificity any material risks arising from the requirement that Senior Noteholders holding a majority of the principal of the outstanding Senior Notes act in concert to accelerate payment of the Senior Notes.

The Offering Statement has been revised to include a risk factor addressing the material risks arising from the requirement that Senior Noteholders holding a majority of the principal of the outstanding Senior Notes act in concert to accelerate payment of the Senior Notes.

The Manager has wide discretion to redeem equity interests in the Company prior to the maturity of the Senior Notes and to repurchase Senior Notes prior to maturity, page 7

7.	We note your disclosure in this risk factor indicating that the Manager may prepay “certain” Senior Notes at its discretion. Please revise your disclosure elsewhere in the offering statement to describe this right in more detail and to clarify under what circumstances the Manager might prepay certain Senior Notes but not others.

The section captioned “Description of Senior Notes – Maturity” on page 66 has been revised to provide additional disclosure regarding the Company’s ability to redeem equity interests and repurchase Senior Notes.

February 27, 2017

Use of Proceeds, page 19

8.	You state because of the nature of the Company’s cash flows, some proceeds from time to time may be used to repay Junior Notes or Senior Notes or to repurchase equity interests in the Company. Please elaborate on the circumstances in which you may use proceeds of the offering to repay Junior Notes or Senior Notes or to repurchase equity interests.

The Company intends to use the net proceeds from the offering to fund loans to borrowers and fund the Company’s operating expenses and obligations. The Company does not intend to use the net proceeds for the purpose of repurchasing equity interests or repaying the Junior Notes or Senior Notes, or other debt obligations. However, the Company does not intend to segregate the amounts received by the Company as part of the net proceeds of the offering from amounts received by the Company as a result of loan repayments, interest payments and the payment of loan fees. All of such funds will be used for the purpose of funding loans to borrowers and funding the payment of the Company’s operating expenses and obligations. The statement that “because of the nature of the Company’s cash flows, some proceeds may from time to time be used for such purposes” is merely a reflection of the fact that funds received by the Company will not be segregated by source and, accordingly, some of the specific funds received by the Company as proceeds of the offering could be used to satisfy the Company’s obligations under the Junior Notes and Senior Notes just as some of the specific funds received by the Company as loan repayments, interest payments and the payment of loan fees may be used to fund new loans to borrowers.

9.	Please describe any anticipated material changes in the use of proceeds if all of the securities being qualified are not sold. See Instruction 3 to Item 6 of Form 1-A.

The net proceeds from the Offering will be used to fund loans to borrowers and to fund the Company’s operating expenses and obligations. The Company does not anticipate any material changes in the use of proceeds in the event that all of the securities being qualified are not sold. The Offering Statement has been revised accordingly.

Business

Defensive Attributes of the Company’s Business Model, page 24

10.	You estimate that $84.6 million in real estate collateral secures your approximately $59.5 million loan portfolio. Please revise to clarify if the estimated collateral is based on after-repair value, and if so, please balance this presentation and accompanying ratios, here and elsewhere as appropriate, with information about the current value.

The estimated $86.4 million in real estate collateral is the estimated “as-is” real estate collateral value. The “as-is” real estate value is calculated as of a period end date or other

February 27, 2017

specific date using a straight line percentage of completion method as applied to the estimated “after-repair” value of the real estate collateral. The estimated “as-is” value represents the Company’s estimate of the current value of the real estate collateral as of the date of determination. Specifically, the Company estimates the percentage of completion of all real estate projects based on the percentage of construction funds that have been disbursed as of the date of determination, and then applies this percentage completion to the total estimated value creation (estimated “after-repair” value of the real estate collateral minus the purchase price) to calculate the “as-is” value of the real estate collateral as of such date. The Offering Statement has been revised accordingly to describe the basis for the estimate and the methodology employed in this calculation.

Legal Proceedings, page 36

11.	Please disclose any legal proceedings material to the business or financial condition of the issuer. As drafted, it appears that you exclude any such legal proceedings that may be in the ordinary course of business, however, Item 7(a)(1)(vi) does not provide for this type of exclusion.

The Company is not currently subject to any legal proceedings, in the ordinary course of business or otherwise, that are material to its business or financial condition. The Offering Statement has been revised accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

Overview, page 39

12.	Please revise the table here and on page 45 to remove the pro forma presentation as it may imply that the amounts presented are directly attributable and factually supported by the transaction reflected therein. Limit the information contained in the presentation and in footnote (4) to the table to a narrative format and clearly identify it as an example only.

The tables on pages 39, 45 and 48 have been revised to remove the pro forma presentation.

February 27, 2017

Management, page 61

13.	We note your disclosure under “Company Expenses” stating “The Manager will be responsible for costs of its own personnel (including compensation and benefits), office space and general overhead expenses incurred in performing duties to the Company.” We further note your disclosure under “Management Fees” stating “The base management fee covers the Manager’s operating costs, including the cost of its own personnel, office space and general overhead.” Please revise to reconcile these statements or explain why no reconciliation is necessary. Additionally, please specifically disclose whether you will reimburse your Manager for the salaries and benefits to be paid to your executive officers.

The Manager is paid the base management fee and a management incentive fee, as described in the Offering Statement. The Manager is solely responsible for its operating costs incurred in performing duties to the Company, including but not limited to personnel compensation and benefits, office space and general overhead expenses. The Manager is not reimbursed for the salaries and benefits to be paid to the Company’s executive officers. The Offering Statement has been revised accordingly.

Security Ownership of Management and Certain Securityholders, page 64

14.	Please revise to disclose the name(s) of the natural person(s) that have ultimate voting or dispositive control over the equity interests that are held by the Susanne Baumann Trust.

The natural person who has ultimate voting or dispositive control over the equity interests held by the Susanne Baumann Trust is Susanne Baumann. The security ownership table in the Offering Statement has been revised accordingly.

Plan of Distribution, page 70

15.	Please revise your disclosure to clarify who will be participating in selling the Senior Notes on behalf of the company.

The Manager, through Gerard Stascausky and Sarah Gragg Stascausky, will participate in selling the Senior Notes on behalf of the Company. The Offering Statement has been revised accordingly.

Certain Federal Income Tax Considerations, page 75

16.	The reinvestment program, described on page 3, allows Senior Noteholders to request that monthly interest payments be added to principal of the outstanding Senior Note. In this section you state that generally interest will be taxable at the time payments are accrued or received regardless of whether or not the interest is reinvested with the company. With a view toward disclosure, please advise whether the reinvestment of dividends would result in original issue discount, such that a holder would report interest during periods in which interest payments are not received. Also explain how you determined that a noteholder would generally be subject to tax when interest is accrued but unpaid.

As detailed in the revised disclosure, the Company intends to take the position that the Senior Notes will be treated as “contingent payment debt instruments” (or “CPDI”) for U.S.

February 27, 2017

federal income tax purposes subject to taxation under the “noncontingent bond method”. Under this characterization, the Senior Notes generally will be subject to the Treasury regulations governing contingent payment debt instruments (“CPDI Regulations”). Under these regulations, a U.S. Holder will be required to accrue OID, taxed as interest income, on a constant yield basis based on a “comparable yield” and a “projected payment schedule,” both as described in the revised disclosure, regardless of the holder’s method of accounting for U.S. federal income tax purposes, and regardless of whether the holder makes an election to Roll-over Interest under the reinvestment program.

Signatures

17.	When filing an amendment to the Offering Statement, please arrange for it to be executed by the company’s Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer in accordance with Rule 252 of Regulation A.

The amendment to the Company’s Offering Statement has been executed by the Company’s Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer in accordance with Rule 252 of Regulation A.

*****

If you have any questions, please do not hesitate to contact me at the above telephone number and email address.

Sincerely,

                         /s/ Gregory E. Struxness

                 Gregory E. Struxness